

October 11, 2012

<u>Via E-mail</u>
Joseph L. Welch
Chairman, President and Chief Executive Officer
ITC Holdings Corp.
27175 Energy Way
Novi, Michigan 48377

     Re: **ITC Holdings Corp.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 22, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed April 12, 2012
              File No. 1-32576

Dear Mr. Welch:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ William H. Thompson

                                 William H. Thompson
                                 Accounting Branch Chief

cc: Wendy A. McIntyre, Vice President, Secretary and General Counsel
       Fred Stibor, Vice President and Controller